Exhibit 12.1

STATEMENT OF COMPUTATION OF EARNINGS TO FIXED CHARGES AND PREFERENCE DIVIDENDS
MAGUIRE PROPERTIES INC.
RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

| | The Company | | | | The Maguire Properties Predecessor | |
	2006	2005	2004	Historical Consolidated Period June 27, 2003 - December 31, 2003	Historical Combined Period January 1, 2003 - June 26, 2003	Historical Combined Year Ended December 31, 2002
RATIO OF EARNINGS TO FIXED CHARGES						
Fixed Charges:						
Interest Expensed and Capitalized	151,942	160,911	64,235	26,206	24,853	38,975
Interest Expense included in Discontinued Operations	-	2,449	-	-	-	-
Interest within Rental Expense	397	890	886	266	91	181
Fixed Charges	152,339	164,250	65,121	26,472	24,944	39,156
Preferred Dividends	19,064	19,064	17,899	-	-	-
Fixed Charges and Preferred Dividends	171,403	183,314	83,020	26,472	24,944	39,156
(Loss) Income from Continuing Operations before Equity in Net (Loss) Income of Real Estate Entities, Equity in Net Loss of Unconsolidated Joint Venture, Gain on Sale of Real Estate and Minority Interests	(25,251)	(33,030)	37,449	(40,722)	(22,522)	(14,999)
Gain on Sale of Real Estate	108,469	-	-	-	-	-
Add Back Fixed Charges	152,339	160,623	65,121	26,472	24,944	39,156
Add Distributed Income from Equity Investees	5,422	-	-	144	1,458	1,907
	240,979	127,593	102,570	(14,106)	3,880	26,064
Ratio of Earnings to Fixed Charges	1.58	0.78	1.58	(0.53)	0.16	0.67
Ratio of Earnings to Fixed Charges and Preferred Dividends	1.41	0.70	1.24	(0.53)	0.16	0.67
Deficiency		36,657		40,578	21,064	13,092